TELMEX TO PROPOSE DIVIDEND PAYMENT, INCREASE FUNDS FOR SHARE REPURCHASE AND CHANGES IN BYLAWS

Mexico City, March 12, 2003. Telefonos de Mexico, S.A. de C.V. (Telmex) (BMV: TELMEX L; NYSE: TMX, LATIBEX: XTMXL) announced today that its Board of Directors, at a meeting held on March 12, 2003, authorized to submit to the Annual Meeting and Extraordinary Meeting of holders of AA and A Shares, that Telmex declare four equal cash payments of $0.155 Mexican pesos per share out of 2002 net income and retained earnings from previous years to holders of AA Shares, A Share and L Shares.

Dividend payments are being proposed to be made starting June 19, 2003, since September 18, 2003, since December 18, 2003 and since March 19, 2004.

At the same time, the Board of Directors also approved to submit to the same Annual Meeting a proposal to determine the funds to purchase its own shares up to 10 billion Mexican pesos.

Additionally, at the Extraordinary Meeting a proposal will be submitted for the approval to carry out some changes in the bylaws regarding several regulatory dispositions.

Both Meetings will be held on April 29, 2003.

TELMEX is the leading telecommunications company in Mexico with 14.4 million telephone lines in service, 2 million line equivalents for data transmission and 1.1 million Internet accounts. TELMEX offers telecommunications services through a 70 thousand kilometer fiber optic digital network. TELMEX and its subsidiaries offer a wide range of advanced telecommunications, data and video services, Internet access as well as integrated telecom solutions for corporate customers.